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                            April 29, 2022

       Sharon Hollis
       Chief Executive Officer
       InnovaQor, Inc.
       400 S. Australian Avenue, Suite 800
       West Palm Beach, Florida

                                                        Re: InnovaQor, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed April 20,
2022
                                                            File No. 000-33191

       Dear Ms. Hollis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

       Amended Registration Statement Form 10-12G filed on April 20, 2022

       Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Goodwill and Other Intangible Assets, page F-12

   1. We have considered your response to comment 5. It appears as though the combination transaction was
structured to transfer control of InnovaQor (formerly, VCMS) to Epizon, and thus, to Seamus
Lagan, then CEO of Rennova Health through his controlling and beneficial interest in
Epizon and in the combining entity (Renova's subsidiaries such as
                                                        Advanced Molecular and
Health Technology Solutions Group, collectively, the    HTS
                                                        Group   ). The two
conditions for delivery of super voting and controlling Series A
                                                        Preferred shares to
Epizon (and thus Seamus Lagan) were met upon the successful
                                                        consummation of the
merger transaction between the parties. Thus, physical delivery of
 Sharon Hollis
FirstName
InnovaQor,LastNameSharon  Hollis
             Inc.
Comapany
April       NameInnovaQor, Inc.
       29, 2022
April 229, 2022 Page 2
Page
FirstName LastName
         such shares at a later date was perfunctory. Seamus Lagan acquired control of InnovaQor upon the closing of the transaction through VCMS' ceded voting control of Series A
         Preferred shares (as a closing condition), his receipt of Series B Preferred shares convertible into an infinite number of InnovaQor's ordinary shares, and the simultaneous resignations of the InnovaQor's officers, thereby precluding InnovaQor, Inc. from being the accounting acquirer in the transaction.
2. We note your response to comment 6. Tell us in sufficient detail how you determined the fair value of the combined shares of the HTS Group in the exchange transaction and provide us your basis for allocating this amount to InnovaQor's issued equity interests.
         Considering that this transaction appears to be a reverse capitalization in which the HTS
         Group was the accounting acquirer, any excess of the fair value of the shares issued by the
         Group over the value of InnovaQor's net monetary assets should be recognized as a reduction to equity. Please revise InnovaQor's financial statements to give effect to the reverse recapitalization of the HTS Group. Further, note the basis for our conclusion in the following comments below.
Note 3 - Acquisition, page F-13

3.       We note from page F-7 that on January 20, 2011, VisualMED Clinical
Solutions
         Corporation (now InnovaQor, Inc.) filed a Form 15 to suspend its reporting obligation because it was not financially viable at that time to meet the accounting and legal requirements and costs to remain reporting. Thus, prior to the acquisition of the
         HTS Group, InnovaQor had:
         1. No or nominal operations; and had
         2. Either (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

         Accordingly, VisualMED Clinical Solutions Corporation (now InnovaQor, Inc.) would have been deemed a shell company, as defined by Exchange Act Rule 12-b2 and Rule 405 of Regulation C, prior to the merger transaction. Please note that if a shell company acquires an operating entity in a transaction accounted for as the acquisition of the shell company by the operating entity (i.e., shell company is the legal acquirer, but the accounting acquiree) the transaction is a reverse recapitalization of the operating entity.
4. We have considered your response to comment 7 and the disclosures added to page 2. We note from page F-5 that VisualMed Clinical Solutions Corp. wrote-off over $4.5 million of impaired intangible assets, prior to June 30, 2019. As a result, it reverted to the status of an inactive shell company with a set of nominal assets. Absent identifiable assets, inputs and a substantive process to create an output, the resultant set could not be deemed a business. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant, regardless of whether you operated the set as a business or whether the acquirer intends to operate the set as a business. Refer to the
 Sharon Hollis
InnovaQor, Inc.
April 29, 2022
Page 3
       guidance in ASC 805-10-55-8. Please revise your basis of presentation for the consolidated financial statements.
Note 10 - Temporary Capital and Stockholders' Equity, page F-15

5. We have considered your response to comment 8. Since Series B and Series C preferred shares are financial instruments that are convertible into a variable number of shares based solely on a fixed amount (stated value) known at inception, such financial instruments should be accounted for as liabilities in accordance with ASC 480-10-25-14. Pursuant to paragraph 3a of ASC 480-10-S99, "Freestanding financial instruments that are classified as assets or liabilities pursuant to Subtopic 480-10 ... are not subject to ASR 268." Please take note and revise as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Kathryn
Jacobson, Senior Staff Accountant, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at 202-
551-7361 or Matthew Derby, Staff Attorney, at 202-551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameSharon Hollis
                                                             Division of
Corporation Finance
Comapany NameInnovaQor, Inc.
                                                             Office of
Technology
April 29, 2022 Page 3
cc:       Thomas Cookson
FirstName LastName